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                                 NEOPOINT, INC.

                                  July 27, 2000


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: Registration Statement on Form S-1, File Number 333-94375 Request for Withdrawal
               ----------------------

Ladies and Gentlemen:

     NeoPoint, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-94375 (the "Form S-1 Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company believes that terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the public sale of the Common Stock. The public offering of the Common Stock would be a discretionary financing for the Company, and the Company does not believe that completing a discretionary financing on potentially unfavorable terms would be in the best interests of the Company and its stockholders. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     Should you have any questions regarding this matter, please call our attorney, Howard L. Armstrong of Latham & Watkins, at (619) 236-1234.


                                         Very truly yours,

                                         NeoPoint, Inc.


                                         By: /s/ MATTHEW GETTINGER
                                             -------------------------
                                             Matthew Gettinger
                                             Vice President, General Counsel
                                             and Secretary

cc:  Candace Cavalier, Securities and Exchange Commission
     Cynthia T. Melo, Nasdaq-Amex Market Group
     Howard L. Armstrong, Esq., Latham & Watkins